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                                                                  EXHIBIT (a)(3)

                         [AMERICAN CAPITAL LETTERHEAD]



FOR IMMEDIATE RELEASE

CONTACT:
David Ehrenfest Steinglass, Principal               (301) 951-6122
Malon Wilkus, Chairman, President & CEO             (301) 951-6122

                      AMERICAN CAPITAL TAKES WESTON PRIVATE
                           IN $66 MILLION TRANSACTION

Bethesda, MD - June 4, 2001 - American Capital Strategies Ltd. (Nasdaq: ACAS) announced today that Roy F. Weston, Inc. (Nasdaq: WSTNA) has been taken private in a $66 million transaction. American Capital's $30 million investment takes the form of senior and junior subordinated debt with warrants and preferred and common equity. Bank of America Commercial Finance leads a $49 million senior credit facility. WESTON is a leading infrastructure redevelopment services firm which delivers integrated environmental engineering solutions to industrial and government clients, providing services in site remediation, redevelopment, infrastructure operations and knowledge management. WESTON employees are expected to receive approximately 40% of the equity over a five-year period through the company's employee retirement savings and stock ownership plan ("ESOP").

"Weston represents one of thousands of companies that are too small to be public, so we are pleased to implement an innovative going private transaction that demonstrates American Capital's capacity to work with micro-cap public companies and unlock their value using ESOP techniques which we've developed over the past 15 years," said Malon Wilkus, American Capital Chairman, President and CEO. "In addition, the transaction demonstrates our ability to provide and raise capital in a difficult credit environment."

"WESTON's management team is heavily invested in the company and further incentivized through an ESOP that should motivate all employees," said American Capital Principal David Ehrenfest Steinglass. "They will continue to execute a business plan that leverages WESTON's substantial backlog, strong relationships with a diverse group of customers, name recognition and reputation for quality, and strong niche market presence."


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American Capital
June 4, 2001
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Headquartered in West Chester, Pennsylvania, WESTON has been providing services to federal, state and local governments and industrial clients since 1957. The Company employs over 1,650 full-time employees, 75% of whom are professionals, in 60 offices across the United States. In 2000, the Company generated gross revenues of $270 million. Company clients include 200 of the "Fortune 500" companies and various government agencies.

"Going private is a great step forward for WESTON," said William L. Robertson, WESTON's Chief Executive. "It allows us to concentrate on long-term strategic goals. Employee ownership will give our entire team an ownership stake in the business, aligning their interests with that of our clients."

American Capital is a publicly traded buyout and mezzanine fund. American Capital is an equity partner in management and employee buyouts; invests in debt and equity of companies led by private equity firms, and provides capital directly to private and small public companies. American Capital funds growth, acquisitions and recapitalizations.

Companies interested in learning more about American Capital's flexible financing and ability to provide senior debt, subordinated debt and equity should contact John Hoffmire, Senior Vice President, at (800) 248-9340, or visit our website at www.AmericanCapital.com.

This press release contains forward-looking statements. The statements regarding expected results of American Capital Strategies are subject to various factors and uncertainties, including the uncertainties associated with the timing of transaction closings, changes in interest rates, availability of transactions, changes in regional or national economic conditions, or changes in the conditions of the industries in which American Capital has made investments.